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PUBLIC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66305

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wealth Enhancement Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 N Highway 169, Suite 900
(No. and Street)

Plymouth	MN	55441
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy Schlangen	(763) 417-1414	aschlangen@wealthenhancement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

800 Nicollet Mall, Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terri Kallsen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wealth Enhancement Brokerage Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2026

Signature: Terri R. Kallsen

Title:
Chief Manager

Jolene K. Kolbeck
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wealth Enhancement Brokerage Services, LLC
Table of Contents
December 31, 2022

Page(s)

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Broker-Dealer") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2013.

February 28, 2023

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 1,875,431
Receivables from broker (LPL Financial)	2,349,366
Prepaid expenses	61,523
Total assets	$ 4,286,320

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 71
Other accrued expenses	34,264
Payable to affiliates	1,358,448
Payable to broker	127,844
Broker notes payable	90,828
Total liabilities	1,611,455
Commitments and contingencies	
Member's equity:	
Additional paid-in capital	435,000
Retained earnings	2,239,865
Total member's equity	2,674,865
Total liabilities and member's equity	$ 4,286,320

See accompanying notes to the financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Consolidated, LLC ("WEG Consolidated"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company does not receive customer funds or other securities. The Company has a brokerage services agreement with Linsco/Private Ledger Corp. (also known as LPL Financial) whereby LPL Financial is the Company's dedicated broker-dealer and the Company's advisors act as LPL Financial registered representatives.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Major Customer Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables from its clearing broker, LPL Financial. The Company believes its broker is a high-quality institution and there is no significant credit risk with respect to these amounts.

Cash Deposits in Excess of Federally Insured Limits

The Company often maintains cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits. Management believes the financial risk to be minimal. At December 31, 2022, the Company had deposits in excess of federally insured amounts totaling $1,625,431.

Receivables from Broker

The Company evaluates the collectability of its receivables based on a combination of factors using the current expected credit loss ("CECL") framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2022, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. If circumstances change, the Company's estimates of collectability could be reduced by a material amount.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Forgivable Notes Payable to Broker

LPL provided financing to the Parent in the form of forgivable notes. These notes were assigned to the Company in December, 2022 in the amount of $90,828 with remaining forgiveness periods ranging from four to six years.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to regulatory net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the SEC's required level during the year ended December 31, 2022. At December 31, 2022, the Company's net capital of $1,104,525 was $997,095 in excess of its required net capital of $107,430. The Company's ratio of aggregate indebtedness to net capital was 1.46 to 1 at December 31, 2022.

The Company does not claim an exemption from Securities Exchange Act ("SEA") Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (1) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

4. Related-Party Transactions

Parent

The Company and its Parent have a cost sharing agreement for certain shared expenses. Under the agreement, the Parent incurs services and costs and allocates to the Company its applicable share of these costs.

During 2022, the Parent allocated compensation expense and other cost of revenue fees to the Company. In addition, certain other expenses, including occupancy, employee compensation including commissions, promotional fees and other administrative costs, are paid by the Parent or its affiliates, and allocated to the Company. The allocations approximate the charges that would have been incurred had the Company purchased them directly. At December 31, 2022, $1,394,420 was payable to the Parent related to these expenses and is reflected as a payable to Parent on the accompanying statement of financial condition.

The Company is significantly reliant on the operating services provided by the Parent.

Affiliate

From time to time, the Company receives payments from LPL Financial or incurs direct expenses on behalf of an affiliated entity, Wealth Enhancement Advisory Services, LLC ("WEAS"), which is a registered investment advisor and wholly owned subsidiary of the Parent. Those transactions are recorded as payables and receivables and are settled periodically. At December 31, 2022, $35,972 was receivable from WEAS and was reflected as a payable to affiliates in the accompanying statement of financial condition.

5. Subsequent Events

The Company has evaluated subsequent events through February 28, 2023, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosures in the Company's financial statements other than what is disclosed below.

Forgivable Notes Payable to Broker

In February, 2023, LPL provided financing to the Company in the form of forgivable notes in the amount of $998,613 with remaining forgiveness periods of six years.